SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Seaspan Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,139,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,139,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,139,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.8%

14	Type of Reporting Person IN

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE ONE ONE ZERO NINE HOLDCO LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,139,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,139,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,139,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.8%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FFHL GROUP LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX (BARBADOS) INTERNATIONAL CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) WENTWORTH INSURANCE COMPANY LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BARBADOS

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.3%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY THREE FOUNDATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 231,922

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 231,922

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.17%

14	Type of Reporting Person CO

Explanatory note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 26, 2018 by V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (US) Inc., Zenith National Insurance Corp., Zenith Insurance Company, Odyssey US Holdings Inc., Odyssey Re Holdings Corp., Odyssey Reinsurance Company, Crum & Forster Holdings Corp., United States Fire Insurance Company, RiverStone Holdings Limited, RiverStone Insurance Limited, Northbridge Financial Corporation, Northbridge General Insurance Corporation, 1102952 B.C. Unlimited Liability Company, Fairfax Financial Holdings (Switzerland) GmbH, Allied World Assurance Company Holdings, GmbH, Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 12, 2018 (the “Original Schedule 13D”, and, together with this Amendment No. 2, the “Schedule 13D”).

This Amendment No. 2 is filed in connection with (1) Fairfax Financial Holdings Limited, through certain affiliates (collectively, “Fairfax”) entering into a definitive agreement with Seaspan Corporation (“Seaspan”) to exercise the warrants to purchase 38,461,539 Class A Common Shares of Seaspan (“Common Shares”) that were issued to it in February 2018, in consideration for (x) Seaspan issuing warrants to acquire 25,000,000 Common Shares to Fairfax in July 2018 and (y) the amendment of the terms of the debentures issued to Fairfax on February 14, 2018 and the debentures that will be issued to Fairfax on or about January 15, 2019, and (2) the acquisition of 231,922 Class A Common Shares of Seaspan by The Sixty Three Foundation.

The following amendments to Items 2, 5, 6 and 7 of the Original Schedule 13D are hereby made:

Item 2.                                 Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

“This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.              V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

2.              The One One Zero Nine Holdco Limited (“Holdco”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of Holdco is as an investment holding company. The principal business address and principal office address of Holdco is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

3.              The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L2;

4.              Fairfax Financial Holdings Limited (“Fairfax” and, together with its subsidiaries, the “Fairfax Group of Companies”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a holding company. The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

5.              FFHL Group Ltd. (“FFHL”), a corporation incorporated under the laws of Canada, is a holding company. The principal business address and principal office address of FFHL is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.              Fairfax (Barbados) International Corp. (“Fairfax Barbados”), a corporation incorporated under the laws of Barbados, is an investment holding company. The principal business address and principal office of Fairfax Barbados is #12 Pine Commercial, The Pine, St. Michael, BB11103, Barbados;

7.              Wentworth Insurance Company Ltd. (“Wentworth”), a corporation incorporated under the laws of Barbados, is a reinsurance company. The principal business address and principal office of Wentworth is #12 Pine Commercial, The Pine, St. Michael, BB11103, Barbados; and

8.              The Sixty Three Foundation (“Sixty Three”), a non-profit corporation incorporated under the laws of Canada, is a registered charity. The principal business address and principal office of Sixty Three is 95 Wellington Street West, Suite 800, Toronto, ON M5J 2N7.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, Holdco, Sixty Two, Fairfax, FFHL, Fairfax Barbados, Wentworth or Sixty Three that it is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, and G as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)         “Based on the most recent information available, the aggregate number and percentage of Common Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)         Except as described below, the numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F and G, beneficially owns, or has acquired or disposed of, any Common Shares during the last 60 days.

(d)         No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

“On May 31, 2018, Seaspan and Fairfax entered into a definitive agreement (the “Agreement”) as described in the Report of Foreign Private Issuer on Form 6-K filed by Seaspan on May 31, 2018  (the “Form 6-K”, with capitalized terms used below not defined herein having the meanings ascribed to them in the Form 6-K), in connection with certain financing transactions. Pursuant to the Agreement, Fairfax agreed to exercise (1) the warrants that were issued by Seaspan in February 2018 to purchase 38,461,539 Class A common shares of Seaspan (“Common Shares”) at an exercise price of $6.50 per share (the “First Tranche Warrants”), such exercise to occur in July 2018 (the “First Tranche Warrant Exercise”), and (2) warrants to purchase an additional 38,461,539 Common Shares of Seaspan at an exercise price of $6.50 per share (the “Second Tranche Warrants”, and together with the First Tranche Warrants, the “Warrants”), such warrants to be issued by Seaspan on or about January 15, 2019 pursuant to a Subscription Agreement between Seaspan and Fairfax dated March 13, 2018 (such exercise, the “Second Tranche Warrant Exercise”). The exercise price of the Warrants is subject to customary adjustments.  The Agreement provides for customary closing conditions, including that there has been no uncured default under the 2025 Notes (as defined below) and no breach under the warrant agreement governing the First Tranche Warrants, the registration rights agreement related to the 2025 Notes and the First Tranche Warrants, the Warrant Agreement (as defined below) and the Registration Rights Agreement (as defined below).

In consideration for the early exercise of the Warrants by Fairfax, Seaspan has agreed to (1) issue to Fairfax warrants to acquire 25,000,000 Common Shares at an exercise price of $8.05 per share (subject to adjustment) (the “New Warrants”), and (2) amend the terms of the debentures (x) that were issued on February 14, 2018 (the “2025 Notes”) and (y) that will be issued on or about January 15, 2019 (the “2026 Notes”, and together with the 2025 Notes, the “Notes”)), to allow Fairfax to require Seaspan to repurchase some or all of the Notes on each respective anniversary date of issuance to the respective seven year maturity date.

Warrant Agreement

On July 16, 2018, Seaspan and Fairfax will enter into a Warrant Agreement (the “Warrant Agreement”) to establish the terms of the New Warrants to acquire 25,000,000 Common Shares of Seaspan. The Warrant Agreement will provide that each New Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $8.05 per share (subject to adjustments as provided in the Warrant Agreement), which New Warrants are exercisable at any time prior to July 16, 2025. Holders of the New Warrants may exercise the New Warrants by paying cash or through a cashless exercise. If Fairfax breaches its obligation under the Agreement to conclude the Second Tranche Warrant Exercise, one half of the New Warrants issued on July 16, 2018 will be cancelled.

At any time after July 16, 2022, Seaspan may require all holders of New Warrants to exercise their New Warrants, in whole or in part, if the fair market value of a Common Share, as determined in accordance with the Warrant Agreement, equals or exceeds two times the exercise price on the third trading day prior to the date on which Seaspan delivers notice of the required exercise. The number of Common Shares issuable upon exercise of the New Warrants is subject to certain anti-dilution adjustments for, among other things: splits or combinations of Common Shares; distributions on Common Shares paid in Common Shares, other securities, property or rights; dividends in excess of the current quarterly rate; a Company tender or exchange offer; issuances of Common Shares (or securities convertible into or exchangeable for Common Shares) in non-public offerings at a per Common Share price below a specified discount to the then Common Share fair market value; and similar transactions.

Registration Rights Agreement

On July 16, 2018, Seaspan and Fairfax will enter into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, Seaspan will agree, on or prior to 75 days after July 16, 2018, to file a registration statement covering the resale of the Common Shares issuable upon exercise of the New Warrants (the “Registrable Securities”).

The Registration Rights Agreement will further provide Fairfax with the right to demand that Seaspan register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Common Shares initiated by Seaspan or any other shareholder, subject to customary exceptions and limitations.

Seaspan will be obligated to pay cash payments to the holders of New Warrants, as applicable, if, among other things, (a) it fails to comply with its obligations to register the Registrable Securities within the time period specified in the Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or Seaspan suspends use of such registration statements by the holders of the New Warrants under certain circumstances and beyond permitted time periods. The Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by Seaspan.

The foregoing descriptions of the Agreement, the Warrants, the Warrant Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Agreement, Warrant Agreement and the Registration Rights Agreement.”

Item 7.                                 Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof:

“Ex. 1.1:                                                Members of filing group

Ex. 2.1:                                                      Joint filing agreement dated as of June 1, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd. and The Sixty Three Foundation.”

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	The One One Zero Nine Holdco Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	FFHL Group Ltd.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	Fairfax (Barbados) International Corp.

	By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	Wentworth Insurance Company Ltd.

	By:	/s/ Paul Rivett
Name: Paul Rivett
Title: Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2018	The Sixty Three Foundation

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: Director

Annex Index

Annex	Description

A	Directors and Executive Officers of The One One Zero Nine Holdco Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of Fairfax Financial Holdings Limited

D	Directors and Executive Officers of FFHL Group Ltd.

E	Directors and Executive Officers of Fairfax (Barbados) International Corp.

F	Directors and Executive Officers of Wentworth Insurance Company Ltd.

G	Directors and Executive Officers of The Sixty Three Foundation

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

THE ONE ONE ZERO NINE HOLDCO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The One One Zero Nine Holdco Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Anthony F. Griffiths (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Robert J. Gunn (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Alan D. Horn (Director)	President and Chief Executive Officer, Rogers Telecommunications Limited 333 Bloor Street East Toronto, Ontario, M4W 1G9	Canada

Karen L. Jurjevich (Director)	Principal, Branksome Hall and CEO and Principal, Branksome Hall Global 10 Elm Avenue Toronto, Ontario M4W 1N4	Canada

John R. V. Palmer (Director)	Chairman, Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Timothy R. Price (Director)	Chairman of Brookfield Funds, Brookfield Asset Management Inc. c/o Edper Financial Group 51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Canada

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Lauren C. Templeton (Director)	Founder and President, Templeton and Phillips Capital Management, LLC 810 Scenic Highway Lookout Mountain, TN, USA 37350	United States

Benjamin P. Watsa (Director)	Founder and President, Marval Capital Ltd. 77 King Street West, Suite 4545 Toronto, Ontario M5K 1K2	Canada

Christine N. McLean (Director)	Director of Research, Sprucegrove Investment Management 181 University Ave, Suite 1300 Toronto, Ontario M5H 3M7	Canada

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Paul Rivett (President)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Ronald Schokking (Vice President and Treasurer)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FFHL GROUP LTD.

The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Chief Executive Officer and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Vice President and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Bradley P. Martin (Vice President and Secretary)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Ronald Schokking (Vice President and Director)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX (BARBADOS) INTERNATIONAL CORP.

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (Barbados) International Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lisl Lewis (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Alistair Dent (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	British

Ronald Schokking (Chairman)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Simon P.G. Lee (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	British

Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	United States

Paula Alleyne (Senior Manager, Treasury & Financial Reporting)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Niall Tully (Vice President and Chief Financial Officer)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland

Paul Mulvin (Vice President)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

WENTWORTH INSURANCE COMPANY LTD.

The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Lisl Lewis (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Alistair Dent (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	British

Ronald Schokking (Chairman)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President and Chief Actuary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

William Peter Douglas (Director)	Director, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	United States

Paula Alleyne (Senior Manager, Treasury & Financial Reporting)	Vice President and General Manager, Wentworth Insurance Company Ltd. Pine Commercial Centre #12 Pine Commercial The Pine, St. Michael Barbados BB11103	Barbados

Sammy S.Y. Chan (Vice President)	Fairfax Asia Limited 41/F Hopewell Centre 183 Queen’s Road East Room 411, Wanchai Hong Kong	Canada

Niall Tully (Vice President and Chief Financial Officer)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland

Paul Mulvin (Vice President)	ffh Management Services First Floor 25-28 Adelaide Road Dublin 2 Ireland	Ireland

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF THE SIXTY THREE FOUNDATION

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Three Foundation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric Salsberg (Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Anthony Griffiths (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Ronald Schokking (Treasurer)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Exhibit Index

Exhibit No.	Description

Ex. 1.1:	Members of filing group

Ex. 2.1:

Joint filing agreement dated as of June 1, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd. and The Sixty Three Foundation.

Ex. 3:	Power of attorney, dated February 9, 2017